Exhibit 99

RiT TECHNOLOGIES LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of RiT Technologies Ltd. (the “Company”) will be held on Monday, July 16, 2007 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect two (2) external directors to the Board of Directors of the Company for an additional three year term;

3.	To reappoint the Company’s independent auditors, KPMG Somech Chaikin, Certified Public Accountants (Israel), until immediately following the next annual general meeting of shareholders of the Company, and to authorize the Board of Directors to delegate to its Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

4.	To approve the Company’s Directors and Officers’ Liability Insurance Policy;

5.	To approve and ratify certain transactions with related parties;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2006; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on June 9, 2007 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Yehuda Zisapel Chairman of the Board of Directors

June 5, 2007

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.1 nominal value (the “Ordinary Shares”), of RiT Technologies Ltd. (“we,” “RiT” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, July 16, 2007 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To re-elect three (3) directors to the Board of Directors of the Company;

2.	To re-elect two (2) external directors to the Board of Directors of the Company for an additional three year term;

3.	To reappoint the Company’s independent auditors, KPMG Somech Chaikin, Certified Public Accountants (Israel) until immediately following the next annual general meeting of shareholders of the Company, and to authorize the Board of Directors to delegate to its Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

4.	To approve the Company’s Directors and Officers’ Liability Insurance Policy;

5.	To approve and ratify certain transactions with related parties;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2006; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our Ordinary Shares as of the close of business on June 9, 2007 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of May 31, 2007, there were outstanding 14,686,073 ordinary shares. Each ordinary share entitles the holder to one vote.

        Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about June 6, 2007, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of May 31, 2007, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares[1]

Yehuda Zisapel[2]	2,767,735	18.5%
Zohar Zisapel[3]	1,877,164	12.7%
Meir Barel[4]	798,001	5.4%
Austin W. Marxe and David M. Greenhouse[5]	3,241,818	21.2%
All directors and officers as a group (fourteen persons
including Yehuda Zisapel)	4,001,237	26.8%

(1)	Based on 14,686,073 Ordinary Shares outstanding as of May 31, 2007.
(2)	Includes 1,335,650 ordinary shares held of record by Retem Local Networks Ltd., of which Yehuda Zisapel is the beneficial owner.
(3)	Includes 403,571 ordinary shares and warrants to purchase 100,893 shares held of record by Lomsha Ltd., of which Zohar Zisapel is the beneficial owner.
(4)	As of December 31, 2006, based on a Schedule 13G/A filed by Dr. Meir Barel with the SEC on January 22, 2007.

(5)	As of December 31, 2006, based on a Schedule 13G/A filed by Austin W. Marxe and David M. Greenhouse with the SEC on January 10, 2007. The Schedule 13G/A indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 1,285,723 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 1,174,300 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P. and (iii) 218,220 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

ITEM 1 – ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by Shareholder Resolution of the Company. Currently, the Board of Directors consists of five (5) members. Directors of the Company, other than external directors (see under Item 2 below), are elected at each annual general meeting of shareholders.

At the Annual General Meeting, shareholders will be asked to elect three (3) directors to the Company’s Board of Directors, all of whom being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Company’s Nominations and Compensation Committee. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation.”

The following information is supplied with respect to each person recommended to be elected by the Nominations and Compensation Committee and the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned as of May 31, 2007{3)

Yehuda Zisapel(1)	Founder and Director of RAD Data Communications Ltd.	65	1989	18.5%
Liora Katzenstein(2)	President of Institute for the Study of Entrepreneurship
	and Management of Innovation	51	2003	*
Meir Barel(3)	Principal Managing Partner of Star Ventures	56	2004	5.42%

*	less than 1.0%
(1)	Member of the Share Incentive Committee.
(2)	Member of Audit Committee of the Board of Directors.
(3)	Member of the Nominations and Compensation Committee.
(4)	Includes options and warrants exercisable within 60 days of May 31, 2007.

Mr. Yehuda Zisapel is a co-founder of our company and has served as our Chairman of the Board since our inception in 1989 and is also a director of RiT Technologies, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd. (“RAD”), a leading worldwide data communications company headquartered in Israel, and Bynet Data Communications Ltd. (“BYNET”) and its subsidiaries. Mr. Zisapel is also the Chairman of the Board of Directors of RADWARE Ltd., and a director of other companies in the RAD-BYNET Group, including SILICOM Ltd., and several private companies. We have certain dealings with companies belonging to the RAD BYNET Group. See “Item 7.B. – Related Party Transactions.” Mr. Zisapel has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. degree in Business Administration from Tel Aviv University.

Prof. Liora Katzenstein has served as a director since February 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), the first private international business school in Israel, led directly to her initiative in bringing Swinburne University of Technology’s renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel and worldwide, she has published many articles and lectured on this and related subjects at most of Israel’s prestigious universities and management institutions as well as at major public organizations and private technology based corporations. In addition, Prof. Katzenstein is a member of the Board of Directors of several companies including Clal Insurance, Degem Ltd., Polysac (Israel), RADWARE (NASDAQ: RDWR) and RADVision (the latter two companies are part of the RAD BYNET Group). She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva.

Dr. Meir Barel has served as a director since February 2004. Dr. Barel is the principal managing partner of STAR Ventures and the Vice Chairman of Alvarion Ltd. Dr. Barel has been active for more than 20 years in venture capital investments in Israel, the United States, Germany and other European countries. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 180 investments and had over 55 exits in the form of IPO or sale to other corporations. Dr. Barel holds a master’s degree and a doctorate (Dr. Eng.) in Electrical Engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Yehuda Zisapel be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately;"

“RESOLVED, that Liora Katzenstein be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or her earlier resignation or removal, effective immediately;” and

“RESOLVED, that Meir Barel be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (16 persons) for the year ended December 31, 2006 was approximately $1,148,000 compared with $1,341,00 in 2005 (the group consisted of 16 persons in 2005). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $213,000 which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Our directors (who are not also officers) received no compensation in 2006, other than the options granted to such directors under our Director’s Share Incentive Plan or the RiT Technologies Ltd. 2003 Share Option Plan.

In 2006, we granted options to purchase an aggregate amount of 115,000 ordinary shares to our officers under the 2003 Plan at exercise prices ranging between $1.11 and $1.86 per share and no options were granted to our directors. The options expire on the tenth anniversary of the date of grant.

ITEM 2 – ELECTION OF EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the “Companies Law”) to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional three years. Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. All of the external directors of a company must be members of its Audit Committee and each other committee of a company’s board of directors that exercises the power of the board must include at least one external director.

Israel Freider and Hagen Hultzch became external directors on January 1, 2002 and their second term will expire on January 1, 2008. Accordingly, at the Meeting, shareholders will be asked to re-elect Messrs. Freider and Hultzch as external directors for a third term of three years commencing on January 2, 2008. In accordance with the Companies Law and the regulations promulgated thereunder, our audit committee and the board of directors confirmed that, in light of the expertise and special contribution of Messrs. Freider and Hultzch to the work of our board of directors and its committees, their reelection for such additional period is beneficial to us.

A brief biography of each external director nominee is set forth below. For details about compensation paid to these nominees, see above under the caption “Executive Compensation.”

The following information is supplied with respect to each person recommended to be elected as an external director to the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees:

Name	Principal Occupation or Employment with the Company	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned as of May 31, 2007*

Israel Freider(1)(2)	Chairman and CEO of Israel Technology Acquisition Corp Inc.	57	2002	*
Hagen Hultzch(2)	Former Member of the Board of Management of Deutsche Telekom	67	2002	*

*	less than 1.0%
(1)	Member of the Nominations and Compensation Committee.
(2)	Member of Audit Committee of the Board of Directors.
(3)	Includes options exercisable within 60 days as of May 31, 2007.

Mr. Israel Frieder has served as a director since January 2002. Mr. Frieder is the Chairman and CEO of Israel Technology Acquisition Corp Inc. and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies including R.R. Satellites Ltd., Teledata-Networks and Cellvine Ltd. Mr. Frieder’s previous positions include serving as the Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

Dr. Hagen Hultzsch has served as a director since January 2002. Dr. Hultzsch was originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. He also served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1988 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He currently serves on several boards as a non-executive director, including the chair of the Supervisory Boards of XTraMind Technologies and T-Systems Solutions for Research, a member of the boards of SCM-Microsystems, TranSwitch Corporation and Radware Ltd. and as a member of the Supervisory Boards of Authentidate International AG and as well as of the University Clinics Bonn and Dresden. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

RESOLVED, that Israel Freider and Hagen Hultzch be, and each of them hereby is, reappointed as an external director to the Board of Directors for an additional three year period commencing on January 2, 2008.”

The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-“controlling shareholders” (as such term is defined in the Companies Law) voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares). For purposes of this resolution, the shares held by Yehuda and Zohar Zisapel are deemed to be held by controlling shareholders.

The Board of Directors recommends that the shareholders vote FOR approval of the election of the above-mentioned nominees.

ITEM 3 – REAPPOINTMENT OF INDEPENDENT AUDITORS

KPMG Somech Chaikin, Certified Public Accountants (Israel), was nominated by the Board of Directors of the Company and the Audit Committee thereof for reappointment as independent auditors of the Company until the Company’s next annual meeting of shareholders. KPMG Somech Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee thereof believe that such limited non-audit function does not affect the independence of KPMG Somech Chaikin. With respect to the year 2006, we paid KPMG Somech Chaikin $121,932 for auditing services and $5,000 for tax related services.

Atthe Annual General Meeting, the shareholders will be asked to approve the reappointment of KPMG Somech Chaikin as the Company’s independent auditors until the next annual general meeting of Shareholders of the Company and to authorize the Board of Directors to delegate to its Audit Committee the authority to fix the compensation of the auditors in accordance with the volume and nature of their services.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, KPMG Somech Chaikin, be, and they hereby are, reappointed as the independent auditors of the Company until immediately following the Company’s next annual general meeting of shareholders, and that the Board of Directors be, and it hereby is, authorized to delegate the authority to fix the compensation of the independent auditors, in accordance with the volume and nature of their services, to the Audit Committee thereof.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 – APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS’
LIABILITY INSURANCE POLICY

The Companies Law and the Company’s Articles of Association authorize the Company to purchase an insurance policy for the benefit of the Company’s officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly, unless the breach was done negligently; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors and officers requires the approval of the Company’s Audit Committee, Board of Directors and shareholders. In April 2006, the Company’s shareholders approved the purchase of directors and officers’ liability insurance policy from NIC Insurance Company with aggregate coverage of $5,000,000, for the period commencing on July 20, 2005 and ending on July 19, 2006 and the renewal thereafter from time to time on substantially the same terms. Accordingly, on July 18, 2006, the Company’s Audit Committee and Board of Directors approved to extend the term of the insurance policy from NIC Insurance Company for the period commencing on July 20, 2006 and ending on July 19, 2007 (the “2006 Policy Period”). The coverage under such policy is $5,000,000 and the premium paid by the Company is $62,500 per annum (compared to $65,000 in 2005 and $115,000 in 2004). Our Audit Committee and Board of Directors also approved, subject to shareholder approval, any renewal, extension of such insurance policy and/or purchase of a new policy for all directors and officers of the Company; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not exceed $75,000.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the procurement by the Company of directors and officers’ liability insurance policy for the 2006 Policy Period in respect of all directors of the Company, as further described in Item 5 of the Company’s Proxy Statement is hereby approved and ratified; and that any renewal, extension and/or purchase of a new directors and officers’ liability insurance policy, from any insurer(s), in respect of all directors and/or officers of the Company, who may serve the Company from time to time, whether or not they are “controlling shareholders” of the Company, is hereby approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $75,000; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. However, since as of the date hereof, Messrs. Yehuda and Zohar Zisapel, who are brothers, and Dr. Barel own an aggregate of 34.4% of the Company’s outstanding Ordinary Shares and may be deemed to have a “personal interest” (see below) in this matter, they may be deemed collectively a “controlling shareholder” of the Company (as such term is defined in the Companies Law) and consequently, a special majority vote is required for approval of the coverage of the directors Mr. Yehuda Zisapel and Dr. Barel. With respect to the coverage of such directors, the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a “personal interest” in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares. Messrs. Yehuda and Zohar Zisapel and Dr. Barel are considered to have a personal interest in this matter.

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

ITEM 5 – APPROVAL AND RATIFICATION OF TRANSACTIONS WITH CERTAIN RELATED PARTIES

Mr. Yehuda Zisapel and Mr. Zohar Zisapel, who are brothers, are founders and principal shareholders of the Company. Mr. Yehuda Zisapel is a director of the Company and Mr. Zohar Zisapel was a director until December 1, 2003. They are also the founders, directors and principal shareholders of several other companies which, together with the Company and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group.

Members of the RAD-BYNET Group, each of which is a separate legal entity, are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products, none of which is currently the same as any product of ours.  One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other real estate, services, holdings and pharmaceutical companies. The above list does not constitute a complete list of the investments of Yehuda and Zohar Zisapel.

The Company has entered into certain transactions with members of the RAD-BYNET Group, as follows:

1.	The rental of an aggregate of 24,402 square feet of office, manufacturing and warehousing premises in Tel Aviv from Zisapel Properties (1992) Ltd., and Klil and Michael Properties (1992) Ltd. (affiliates of Yehuda Zisapel and Zohar Zisapel, respectively). The term of the lease is until December 31, 2009. The aggregate annual lease payments in 2006 for the Tel Aviv Lease was approximately $420,000;

2.	The rental by RiT Technologies Inc. of 606 square feet of office premises in Mahwah, New Jersey from RAD Data Communications Inc. (“RAD Inc.”) and the receipt of various administrative services from RAD Inc. (the “NJ Lease”). The aggregate annual payments in 2006 for the NJ Lease were approximately $44,000;

3.	The provision of personnel and administrative services to the Company by RAD and/or BYNET (some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity) and the reimbursement to RAD and/or BYNET for their providing such services (the “RAD Services Agreement”). In 2006, the aggregate annual payments we made under the RAD Services Agreement were approximately $500,000.

4.	Arrangement between the Company and Bynet Systems Applications Ltd. according to which Bynet markets and distributes certain products of the Company in Israel on a non-exclusive basis (the “Distribution Agreement”). In 2006, our sales through this arrangement were approximately $1,000,000.

Under the Companies Law, an extraordinary transaction of the company with its controlling shareholder or in which the controlling shareholder has a personal interest requires the approval of the audit committee, board of directors and shareholders (in a special majority), in that order. Since Yehuda Zisapel and Mr. Zohar Zisapel, who together own approximately 29.2% of the Ordinary Shares, and who are either parties to the said transactions or have a personal interest therein, may be deemed collectively a “controlling shareholder” of the Company (as such term is defined in the Companies Law), and the transactions may be considered as extraordinary transactions, the said approvals are required in this matter.

In light of the above, our audit committee and board of directors have already approved the said transactions in May 2, 2007. Since we intend to continue our engagement with said affiliates and renew or modify such agreements, as appropriate, from time to time, our audit committee and board of directors approved that we may do so, as long as any amendments, supplements and extensions thereto (1) do not materially increase the obligations of the Company and (2) are further approved by the Audit Committee and Board of Directors of the Company.

The Company believes that the terms of these transactions are beneficial to it and generally no less favorable than the terms which might be available from unaffiliated third parties.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED,that the transactions with interested parties described in Item 5 of the Company’s Proxy Statement in connection with the 2007 Annual General Meeting of Shareholders of the Company are hereby approved and ratified in all respects; including any future amendments, supplements and extensions thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with such future amendments, supplements and extensions.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter, provided that the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a “personal interest” in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

Mr. Yehuda Zisapel and Mr. Zohar Zisapel are deemed to have a personal interest in this resolution.

The Board of Directors recommends a vote FOR the approval of certain transactions with related parties and approval of the proposed resolution. Since Mr. Yehuda Zisapel has an interest in the foregoing proposed resolution, he did not participate in the discussion or vote with respect to such resolution.

ITEM 6 – CONSIDERATION OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2006 will be presented for discussion, as required by the Companies Law. The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2006 (filed with the SEC on March 29, 2007), may be viewed on our website –www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

        None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Yehuda Zisapel Chairman of the Board of Directors

Dated: June 5, 2007

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RIT TECHNOLOGIES LTD.

July 16, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in the envelope provided. œ

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1 & 2.	To elect three (3) directors to the Board of Directors of the Company and to reelect two (2) external directors to the Board of Directors of the Company for an additional three year term;						FOR	AGAINST	ABSTAIN
					3.	To reappoint the Company's independent auditors, KPMG Somech Chaikin, Certified Public Accountants (Israel), until the next annual general meeting of shareholders of the Company, and to authorize the Board of Directors to delegate to its Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	š	Yehuda Zisapel	Director
		š	Liora Katzenstein	Director
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	š	Meir Barel	Director
		š	Israel Frieder	External Director
☐	FOR ALL EXCEPT (See instructions below)	š	Hagen Hultzch	External Director	4.	To approve the Company's Directors and Officers' Liability Insurance Policy.
Indicate your vote in EITHER item 4A OR item 4B below, as applicable (NOT BOTH):
					4A.	Shareholders who DO NOT have a personal interest in this matter should indicate their vote here:	☐	☐	☐
					4B.	Shareholders who DO have a personal interest in this matter should indicate their vote here:	☐	☐	☐
					5.	To approve and ratify certain transactions with related parties.
Indicate your vote in EITHER item 5A OR item 5B below, as applicable (NOT BOTH):
NSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ˜				5A.	Shareholders who DO NOT have a personal interest in this matter should indicate their vote here:	☐	☐	☐
					5B.	Shareholders who DO have a personal interest in this matter should indicate their vote here:	☐	☐	☐
In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

RIT TECHNOLOGIES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

        The undersigned hereby appoints Yehuda Zisapel, Chairman of the Board, and Doron Zinger, President and Chief Executive Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at the 2007 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Monday, July 16, 2007 at 11:00 (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter, and in the case of items 4 and 5, items 4A and 5A (no personal interest), respectively, will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

        The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual Meeting. A vote indicated under items 4A and 5A will be deemed a representation that the undersigned does not have a personal interest in items 4 and 5 respectively and a vote indicated under items 4B and 5B will be deemed a representation that the undersigned does have a personal interest in items 4 and 5 respectively. If, in item 4 or 5, a vote is indicated under both item A and item B, then the vote indicated under item B (personal interest) will be disregarded.

(Continued and to be signed on the reverse side.)